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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                         Form 20-F  X       Form 40-F
                                   ---                ---

             Indicate by check mark if the registrant is submitting
                the Form 6-K in paper as permitted by Regulation
                               S-T Rule 101(b)(1):

                        Yes                 No  X
                           ---                 ---

             Indicate by check mark if the registrant is submitting
                the Form 6-K in paper as permitted by Regulation
                               S-T Rule 101(b)(7):

                        Yes                 No  X
                           ---                 ---

                Indicate by check mark whether by furnishing the
       information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                 No  X
                           ---                 ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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ENDESA Announces Interim Dividend for 2005

    NEW YORK--(BUSINESS WIRE)--Nov. 16, 2005--At its meeting of 15 November 2005, ENDESA's (NYSE:ELE) Board of Directors has agreed to pay a gross interim dividend charged against 2005 earnings of Euros
0.305 per share.
    This dividend will be paid to ENDESA, S.A. shareholders on 2 January 2006 through the banks and other financial institutions to be announced at a later date.
    As a result, ENDESA shares will go ex-dividend on 2 January 2006. The amount of the interim dividend implies a 12.1% increase from the 2004 interim dividend paid in January and is in line with the commitment announced to the market on 3 October in the document "ENDESA: Stronger business, greater value."
    It is based on ENDESA, S.A's results to 30 September 2005, which do not include the capital gains generated from the sale of Auna on 8 November 2005. The dividend corresponding to this capital gain will be agreed once it has been booked by ENDESA, S.A.
    - This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: November 16th , 2005       By: /s/ Alvaro Perez de Lema
                                     --------------------------
                                  Name:   Alvaro Perez de Lema
                                  Title:  Manager of North America Investor
                                          Relations